UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                                               Commission File Number: 001-14954

                                 ICICI Limited
             (Exact name of registrant as specified in its charter)

                                  ICICI Towers
                             4th Floor, South Tower
                              Bandra-Kurla Complex
                             Mumbai 400 051, India
                               (+91-22) 653 1414
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     American Depositary Shares each representing the right to receive five
                        Equity Shares of ICICI Limited

         Equity Shares of ICICI Limited, face value Rs. 10/- per share*

     * The Equity Shares are not listed for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.
            (Title of each class of securities covered by this form)

                                      None

   (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)       [_]              Rule 12h-3(b) (1) (i)      [_]
Rule 12g-4(a) (1) (ii)      [_]              Rule 12h-3(b) (1) (ii)     [_]
Rule 12g-4(a) (2) (i)       [X]              Rule 12h-3(b) (2) (i)      [X]
Rule 12g-4(a) (2) (ii)      [_]              Rule 12h-3(b) (2) (ii)     [_]
                                             Rule 15d-6                 [_]


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Approximate number of holders of record as of the certification or notice date: 0


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, ICICI Bank Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                                 ICICI BANK LIMITED

Date: July 2, 2002                               By: /s/ Jyotin Mehta
                                                     ---------------------------
                                                     Name:  Jyotin Mehta
                                                     Title: General Manager &
                                                            Company Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an office of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.










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